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                          January 5, 2024

       Huan Liu
       Chief Executive Officer
       Cheetah Net Supply Chain Service Inc.
       6201 Fairview Road, Suite 225
       Charlotte, North Carolina 28210

                                                        Re: Cheetah Net Supply
Chain Service Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 28,
2023
                                                            File No. 333-276300

       Dear Huan Liu:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at 202-551-7127 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Ying Li, Esq.